 Ascendis Pharma A/S 39th Annual J.P. Morgan Healthcare Conference January 11, 2021 All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation. Exhibit 99.1

Cautionary Note On Forward-Looking Statements This presentation contains forward-looking statements. All statements other than statements of historical facts contained in this presentation, such as statements regarding our future results of operations and financial position, including our business strategy, prospective products, availability of funding, clinical trial results, product approvals and regulatory pathways, collaborations, licensing or other arrangements, the scope, progress, results and costs of developing our product candidates or any other future product candidates, the potential market size and size of the potential patient populations for our product candidates, timing and likelihood of success, plans and objectives of management for future operations, the scope of protection we are able to establish and maintain for intellectual property rights covering our product candidates, future results of current and anticipated products, and the future operations of VISEN Pharmaceuticals are forward-looking statements. These forward-looking statements are based on our current expectations and beliefs, as well as assumptions concerning future events. These statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties and other factors are more fully described in our reports filed with or submitted to the Securities and Exchange Commission, including, without limitation, our most recent Annual Report on Form 20-F filed with the SEC on April 3, 2020 particularly in the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. In light of the significant uncertainties in our forward-looking statements, you should not place undue reliance on these statements or regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Any forward-looking statement made by us in this presentation speaks only as of the date of this presentation and represents our estimates and assumptions only as of the date of this presentation. Except as required by law, we assume no obligation to update these statements publicly, whether as a result of new information, future events, changed circumstances or otherwise after the date of this presentation. This presentation concerns product candidates that are or have been under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration, European Medicines Agency or other foreign regulatory authorities. These product candidates are currently limited by U.S. Federal law to investigational use, and no representations are made as to their safety or effectiveness for the purposes for which they are being investigated. Ascendis, Ascendis Pharma, the Ascendis Pharma logo, the company logo and TransCon are trademarks owned by the Ascendis Pharma Group. © January 2021 Ascendis Pharma A/S.

Company Overview

- Create best-in-class products addressing unmet medical needs by applying TransCon™ technologies to parent drugs with clinical proof-of-concept or clinically validated pathways
- Endocrinology rare disease
  - TransCon hGH:
    - Pediatric growth hormone deficiency (GHD): BLA and MAA submitted, phase 3 trials in China[1] ongoing and Japan initiated
    - Adult GHD: Global phase 3 foresiGHt Trial ongoing
  - TransCon PTH: Adult hypoparathyroidism (HP) phase 3 PaTHway Trial in North America and Europe ongoing
  - TransCon CNP: Achondroplasia phase 2 trials: ACcomplisH Trial ongoing and ACcomplisH China Trial[1] initiated
- Oncology
  - TransCon TLR7/8 Agonist: IND filed
  - TransCon IL-2 β/γ: IND filing or similar expected in Q3 2021
- As of September 30, 2020, cash, cash equivalents and marketable securities of €957.5 million

[1] Conducted by VISEN Pharmaceuticals.
BLA = Biologics License Application. MAA = Marketing Authorisation Application.

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Vision 3x3: Building a Leading BioPharma Company

Our Goal is to Achieve Sustainable Growth through Multiple Approaches

- Obtain regulatory approval for three independent Endocrinology Rare Disease products
  - TransCon hGH for pediatric growth hormone deficiency
  - TransCon PTH for adult hypoparathyroidism
  - TransCon CNP for achondroplasia
- Grow Endocrinology Rare Disease pipeline through
  - Global clinical reach
  - Pursuing 9 total indications, label optimization, and life cycle management
  - New endocrinology products
- Establish global commercial presence for our Endocrinology Rare Disease area
  - Build integrated commercial organization in North America and select European countries
  - Establish global commercial presence through partners with local expertise and infrastructure
- Advance a high value oncology pipeline with one IND or similar filing each year
- Create a third independent therapeutic area with a diversified pipeline

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.
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Diverse Pipeline of Independent Product Candidates 1Excludes rights granted to VISEN Pharmaceuticals in Greater China. 2In phase 3 development for pediatric growth hormone deficiency in Greater China through strategic investment in VISEN Pharmaceuticals. 3US PDUFA June 25, 2021.

Endocrinology Rare Disease All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

TransCon hGH: Once-Weekly Replacement Therapy All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

Growth Hormone Supports Overall Endocrine Health



BODY COMPOSITION[2,3,4]
CARDIOVASCULAR DISEASE[6,7]
ULTIMATE HEIGHT ACHIEVEMENT[1]
MENTAL HEALTH[5]
FRACTURES[8]

Daily hGH addresses all the symptoms of the disease; long-acting growth hormone products must retain the properties of hGH to adequately address the totality of the disease

[1]de Boer, H. et al. *J. Clin. Endocrinol. Metab.* 1997; 82(7): 2032-2036. [2]Rutherford, O. M. et al. *Clin. Endocrinol* 1991; 34(6): 469-475. [3]Colle, M., J. Auzerie. *Horm. Res.* 1993; 39(5-6): 192-196. [4]Johannsson, G., et al. *J. Clin. Endocrinol. Metab.* 1999; 84(12): 4516-4524. [5]Stabler, B. et al. *Horm. Res.* 1996; 45(1-2) 30-33 [6]Leonga, G., Johannsson, G. *Horm. Res.* 2003; 60(suppl1): 78-85 [7]Colao, A. et al. *J. Clin. Endocrinol. Metab.* 2002; 87(8): 3650-3655. [8]Bex, M., Bouillon, R. *Horm. Res.* 2003; 60(suppl3): 80-86.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Pediatric GHD Patients Continue Approaching Normal Height



Height SDS Change from Baseline (LS Mean + SE)
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
0.00
heiGHt Trial subjects rolled over into enliGHten Trial (long-term extension)
Week 13
Week 26*
Week 39*
Week 52*
Week 65*
Week 78*
Week 91
Week 104
TransCon hGH
Genotropin
Genotropin switch to TransCon hGH

Children initially treated with TransCon hGH maintained an advantage in height SDS improvement

*Denotes treatment difference resulted in a nominal P value < 0.05.
Maniatis A et al. Oral presentation at ENDO 2020 and Data on file.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Key Learnings from TransCon hGH Pediatric Clinical Trials

- TransCon hGH demonstrated a safety profile comparable to that of a daily hGH[1]
- TransCon hGH demonstrated superior AHV[2] compared to a daily hGH with a PK profile[2] of released hGH that may lead to more efficient utilization by target tissues
- Data suggest hGH released from TransCon hGH maintains the same mode of action as daily hGH and preserves the biological balance between hGH and IGF-1 effects[1,2,3,4]
  - TransCon hGH and a daily hGH demonstrated similar relationship between change in height SDS and change in average IGF-1 SDS[3,4,5]
  - TransCon hGH showed predictable linear IGF-1 response to dose titrations[5]
- TransCon hGH demonstrated consistent safety and efficacy profile following switch from daily hGH in both fliGHt and enliGHten trials[1]

[1]Maniatis A et al. Oral presentation at ENDO 2020.
[2]Thornton P, et al. Oral presentation at ENDO 2019.
[3]Chatelain P, et.al. *J Clin Endocrinol Metab* 2017, 102(5): 1673 – 1682.
[4]Vlachopapadopoulou et al. Oral presentation at ESPE 2019.
[5]Data on file.

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Impact of Growth Hormone Distribution ADIPOSE TISSUE hGH directly stimulates the breakdown of fat1 BONE Optimal growth achieved via direct stimulation of GH receptors in bone and through IGF-11 TransCon hGH is designed to release hGH to achieve the same tissue distribution and receptor activation in the body as daily hGH, with once-weekly administration 1Kaplan SA, Cohen P. J Clin Endocrinol Metab. 2007;92(12):4529-4535.

Adult GHD Global Phase 3 ForesiGHt Trial Design

fore SIGHt TRIAL

		Main period (38 weeks): 1:1:1 randomization — Dose titration (12 weeks)	Main period (38 weeks): 1:1:1 randomization — Target maintenance dose (26 weeks)	Open-Label Extension period (52 weeks)
All regions	Primary comparison for main period (double-blind for main period)	~ 80 Once-weekly TransCon hGH	Once-weekly TransCon hGH	Once-weekly TransCon hGH
		~ 80 Once-weekly Placebo	Once-weekly Placebo	Once-weekly TransCon hGH
	Open label	~ 80 Daily hGH	Daily hGH	Once-weekly TransCon hGH
			Japan only: Patients previously treated with commercially available daily hGH	Once-weekly TransCon hGH

Primary Objective: Demonstrate efficacy compared to placebo

Endpoints

- **Primary**: Change from baseline in trunk % fat at 38 weeks
- **Secondary**: Change from baseline in trunk fat mass (kg) and total body lean mass (kg) at 38 weeks
- **Exploratory**: Total body fat mass, trunk lean mass, visceral adipose tissue, total body bone mineral content and density, TRIM-AGHD, PGIS, and EQ-5D-5L scores
- **Safety**: AEs, labs, vital signs, anti-drug antibodies, ECGs, fundoscopy
- **PK/PD**: hGH, lonapegsomatropin, mPEG, IGF-1, IGFBP-3

Key Eligibility Criteria for Main Period Enrollment (All Regions)

- Adults and older adults with AGHD
- Ages 23 – 75 years
- GH treatment-naïve or no GH therapy in past 12 months
- IGF-1 SDS ≤ -1.0 at screening

Global: Europe, North America, Asia (including Japan and China*)

*Conducted by VISEN Pharmaceuticals.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon hGH: New Paradigm for Growth Hormone Treatment

- In the phase 3 heiGHt Trial, TransCon hGH demonstrated superior AHV ($P = 0.009$) with a comparable safety and tolerability profile compared to a daily hGH[1]
- In pediatric GHD, submitted BLA June 2020 and MAA September 2020 (including Auto-Injector):
  - FDA mid-cycle call held in December 2020, no advisory committee expected, PDUFA June 25, 2021
  - EMA MAA process and review underway, day 120 questions expected end of January
  - Received orphan designation in United States and Europe for GHD
  - PIP approved for children from 6 months to less than 18 years
- Global reach and label expansion:
  - China: Pediatric GHD phase 3 ongoing*
  - Japan: Pediatric GHD phase 3 riGHt Trial, Clinical Trial Notification (CTN) filed Q3 2020
  - Adult GHD: Ongoing global phase 3 foresiGHt Trial, complete enrollment expected by late 2021 or early 2022
- Commercial manufacturing ongoing
- Multiple independent patent filings to provide potential IP protection into 2039

[1]Thornton P, et al. Oral presentation at ENDO 2019.
*Conducted by VISEN Pharmaceuticals.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon PTH: PTH Replacement Therapy for Hypoparathyroidism All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

Hypoparathyroidism

Short-term Symptoms[1]

Hypocalcemia
Paresthesias, muscle cramps, tetany, laryngospasm, seizures, coma

Brain fog

Anxiety due to "fear of crash"

Hypercalcemia
Nocturia, polyuria, constipation, muscle weakness, coma

Patient Burden[2,3]

76%
Either unable to work or report significant interference with work due to HP symptoms

79%
Require hospitalizations or emergency department visits

85%
Report inability to perform household activities

Long-term Complications[4-6]

4-fold
Increased risk of renal disease (nephrocalcinosis, nephrosclerosis, kidney stones & renal insufficiency)

2-fold
Increased risk of depression or bipolar disorder

4-fold
Increased risk of seizures

[1] *Nat Rev Dis Primers* 2017 Aug 31;3:17055 [2]Ascendis Pharma HP Patient Experience Research. [3]*Endo Pract.* 2014, 20(7);671-679. [4] *J Bone Miner Res* 2013, 28: 2570-2576; [5]*J Clin Endocrinol Metab* 2012, 97(12): 4507-4514. [6]*J Bone Miner Res* 2013, 28: 2277-2285.

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Chronic Hypoparathyroidism: Significant Patient Population

Estimated Prevalence: ~200k in these 4 regions

USA
~70k – 112k

- 2013, Powers et. al., Prevalence and Incidence of Hypoparathyroidism in the United States Using a Large Claims Database, JBMR
- 2011, Clarke et. al., Co-morbid Medical Conditions Associated with Prevalent Hypoparathyroidism: A Population-Based Study

Europe
~86k – 223k

- 2013, Underbjerg et. al., Cardiovascular and Renal Complications to Postsurgical Hypoparathyroidism: A Danish Nationwide Controlled Historic Follow-up Study
- 2015, The Epidemiology of Nonsurgical Hypoparathyroidism in Denmark: A Nationwide Case Finding Study
- 2016, Astor et. al., Epidemiology and Health-Related Quality of Life in Hypoparathyroidism in Norway

Japan
~25k – 32k

- 2017. Shishiba et. al., Prevalence of postsurgical hypoparathyroidism in Japan: Estimated from the data of multiple institutes
- 1999. Nakamura et. al., Prevalence of Idiopathic Hypoparathyroidism and Pseudohypoparathyroidism in Japan
- Ascendis market research

South Korea
~12k – 13k

- S. Korean ICD-10 codes
- Ascendis market research

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TransCon PTH Phase 2 Trial Design

PaTHforward TRIAL

59 adult subjects with HP currently receiving standard of care (active vitamin D + calcium); 1:1:1:1 randomization



Screening ≤ 4 weeks
RANDOMIZATION
Double-Blinded Treatment (4 weeks)
TransCon PTH 15 µg/day
TransCon PTH 18 µg/day
TransCon PTH 21 µg/day
Placebo
ALL SUBJECTS
Open-Label Extension (OLE)
TransCon PTH Titration & SoC Optimization
Individualized Dosing
TransCon PTH Individual Dosing (6 – 30 µg/day)

Primary Composite Endpoint (4 weeks)

Proportion of subjects with:

- Normal serum calcium; ***and***
- Normal FECa (or at least 50% decrease from baseline); ***and***
- Off active vitamin D; ***and***
- Taking ≤ 1,000 mg/day calcium

Key Secondary Endpoints (4 weeks)

- Primary composite ***and*** taking ≤ 500 mg/day calcium

Additional Endpoints ≥ 4 weeks

- PRO measures (including HPES and SF-36)
- Nephrolithiasis, nephrocalcinosis, vascular calcification, ER/urgent care visits and hospitalizations
- BMD and TBS by DXA, bone turnover markers, 24-hour urine calcium excretion (in extension only)

PRO = Patient-reported Outcome. HPES = Hypoparathyroidism Patient Experience Scale. BMD = Bone Mineral Density. TBS =Trabecular Bone Score. DXA = Dual-Energy X-Ray Absorptiometry. FECa = Fractional Excretion of Calcium.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Preliminary PaTH Forward OLE Safety Summary

PaTHforward TRIAL

- TransCon PTH was generally well-tolerated
- 58 out of 59 randomized subjects currently receiving TransCon PTH in OLE*
- No drug-related serious TEAEs were reported
- No TEAEs leading to discontinuation of study drug
- TEAEs with TransCon PTH reflect known PTH pharmacology
- Injections were well-tolerated using pen injector planned for commercial presentation
- No new safety signals identified in the OLE portion of the study

No subjects had PTH TEAEs related to hyper- or hypocalcemia leading to ER/urgent care visit and/or hospitalization

*As of January 5, 2021.
Preliminary PaTH Forward OLE 6-month data.
TEAE = Treatment emergent adverse event

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OLE starts PaTH Forward OLE Mean Active Vitamin D Dose TransCon PTH enabled discontinuation of active vitamin D within two weeks of treatment initiation Preliminary PaTH Forward OLE 6-month data. Data on file. Mean Active Vitamin D Dose µg/day (± SE) Weeks

OLE starts PaTH Forward OLE Mean Calcium Supplement Dose TransCon PTH enabled rapid and continuous calcium supplement reduction over 6-month study period Preliminary PaTH Forward OLE 6-month data. Data on file. Mean Calcium Dose mg/day (± SE) Weeks

PaTH Forward OLE Mean Serum Calcium and Mean 24-Hour Urine Calcium



Mean Serum Calcium
All TransCon PTH
Normal range
Mean Calcium Corrected for Albumin mg/dL (± SE)
11
10
9
8
0
8
18
26
Weeks



Mean 24-hour Urine Calcium
Baseline
6 Months
Mean 24-hour Urine Calcium mg/24hr
500
400
300
200
100
0
ULN (men)
ULN (women)
TransCon PTH (N = 36)
Placebo→TransCon PTH (N = 8)
Total TransCon PTH (N = 44)

Mean 24-hour urine calcium normalized while maintaining normal mean serum calcium

Preliminary PaTH Forward OLE 6-month data. Data on file.
ULN = Upper limit of normal.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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PaTH Forward OLE Change in SF-36® Health Survey Domain Mean Scores (SD) Preliminary PaTH Forward OLE 6-month data. Data on file. Green: Means above lower limit of population norm (47). (SD). *PF (physical functioning), RP (role physical), BP (bodily pain), GH (general health), VT (vitality), SF (social functioning), RE (role emotional), MH (mental health), PCS (physical component summary), MCS (mental component summary).    Placebo (N = 15) Placebo Switch to TransCon PTH (N = 15)  TransCon PTH (N = 44)  All TransCon PTH (N = 59) SF-36 Domain* Baseline Week 4 6 Months Baseline Week 4 6 Months Baseline 6 Months PF 45 (11) 46 (14) 51 (7) 46 (9) 51 (6) 52 (5) 46 (10) 51 (6) RP 42 (10) 42 (14) 49 (11) 42 (10) 49 (8) 51 (6) 42 (10) 50 (7) BP 43 (11) 40 (16) 46 (10) 46 (10) 49 (8) 51 (9) 45 (10) 50 (9) GH 44 (10) 47 (11) 50 (7) 43 (10) 47 (8) 51 (9) 43 (10) 51 (8) VT 44 (12) 43 (12) 52 (10) 42 (11) 49 (9) 53 (8) 43 (11) 53 (8) SF 44 (11) 41 (15) 53 (5) 42 (10) 50 (8) 52 (6) 43 (10) 52 (6) RE 45 (12) 39 (16) 51 (7) 42 (13) 49 (10) 50 (8) 43 (13) 50 (7) MH 47 (9) 47 (11) 55 (5) 46 (9) 51 (8) 51 (8) 46 (9) 52 (7) PCS 43 (12) 44 (14) 48 (8) 45 (10) 49 (7) 51 (7) 44 (11) 50 (8) MCS 46 (10) 43 (12) 54 (6) 43 (11) 50 (9) 51 (8) 44 (11) 52 (8)

OLE starts OLE starts PaTH Forward OLE % Change in Mean P1NP and CTx Preliminary PaTH Forward OLE 6-month data. Data on file. At 26-week point, observed lower level of increase for anabolic compared to catabolic bone turnover % Change Procollagen 1N-Terminal Propeptide (± SE) % Change in Mean P1NP % Change in Mean CTx % Change Type I Collagen C-Telopeptide (± SE) Weeks Weeks

Bone Mineral Density by DXA *A Z-score compares bone density to the average values for a person of the same age and gender.  Preliminary PaTH Forward OLE 6-month data. Data on file. With TransCon PTH treatment, BMD mean Z-score trended toward normalization at week 26 At baseline, mean BMD Z-scores* at lumbar spine, femoral neck and total hip were elevated due to reduced bone turnover  N = 44 Baseline Week 26 Week 26 Change from Baseline Lumbar Spine L1-L4       Mean BMD Z-score 1.6 0.9 -0.7 Femoral Neck        Mean BMD Z-score 1.2 0.7 -0.5 Total Hip        Mean BMD Z-score 1.0 0.6 -0.5 1/3 Radius         Mean BMD Z-score 0.4 0.4 0.0

PaTHway Phase 3 Trial Design

PaTHway TRIAL

Double-blind, placebo-controlled trial with an open-label extension period
76[1] adults with chronic hypoparathyroidism randomized 3:1 (TransCon PTH:placebo)



Double-Blind Main period (26 weeks)
Open-Label Extension period (156 weeks)
Week 26
~ 57 TransCon PTH Subjects
TransCon PTH
~ 19 Placebo Subjects
TransCon PTH

Primary Objective
Confirm treatment effect of TransCon PTH in adults with hypoparathyroidism

Key Eligibility Criteria

- Adults with chronic hypoparathyroidism (*i.e.*, for at least 26 weeks)
- Age ≥ 18 years
- Reliant on calcitriol ≥ 0.50 mcg per day or alfacalcidol ≥ 1.0 mcg per day, **and** therapeutic elemental calcium ≥ 800 mg/day
- Serum calcium in normal (or just below normal) range: 7.8 – 10.6 mg/dL (1.96 – 2.64 mmol/L)
- No PTH or PTHrP therapy within 4 weeks prior to Screening

Countries Planned

- Europe (Germany, United Kingdom, Denmark, Norway, France, Italy, Hungary)
- North America (United States, Canada)

Primary Composite Endpoint at Week 26
Proportion of subjects with:

- Serum calcium in the normal range (8.3 – 10.6 mg/dL) ***and***
- Independence from active vitamin D ***and***
- Independence from calcium supplements[2]

Selected Secondary Endpoints at Week 26

- 24-hour urine calcium excretion
- Serum phosphate levels
- Hypoparathyroidism Patient Experience Scale measures
- 36-Item Short Form Survey (SF-36) measure

[1] Enrollment increased to 76 subjects to ensure evaluable data for 68.
[2] If needed to meet recommended dietary intake of calcium, it is permitted to take calcium supplements ≤ 600 mg/day as a nutritional supplement.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon PTH: A Potential PTH Replacement Therapy

- Phase 1 and phase 2* data support profile of TransCon PTH as a potential PTH replacement therapy for HP
- Preliminary phase 2 PaTH Forward OLE results at month 6*:
  - 86% of subjects had (1) normal serum calcium, (2) off active vitamin D and (3) taking ≤ 600 mg/day of calcium
  - Mean scores for all summary and subdomains of SF-36 were normal for all TransCon PTH subjects at 6 months in PaTH Forward OLE
  - 58 out of 59 randomized subjects currently receiving TransCon PTH in OLE**
  - 12-month OLE update anticipated in Q2 2021
- Received orphan designation in US and EU
- Expect to file CTN for Japanese adult HP phase 3 study in Q2 2021
- North American and European phase 3 PaTHway Trial results expected Q4 2021

*Preliminary PaTH Forward OLE 6-month data. Data on file.
**As of January 5, 2021.

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon CNP: The New Frontier of Growth Biology All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

TransCon CNP - Two Randomized Placebo-Controlled Trials

- ACcomplisH Trial
  - Sequential rising dose (6, 20, 50, 100 µg/kg) study in cohorts of 12 – 15 subjects, double-blind, randomized 3:1 (TransCon CNP to placebo)
  - Higher dose cohorts initiated following blinded DMC review of prior dose 3-month interim data
  - 12-month blinded follow-up with roll over to long-term extension trial
- ACcomplisH China Trial*
  - Designed for dose expansion at effective dose determined from ACcomplisH Trial, double-blind, randomized 3:1 (TransCon CNP to placebo)
  - Plan to enroll over 60 subjects
  - After 12-month blinded period, subjects roll over to long-term extension trial
- TransCon CNP clinical program update expected Q4 2021

*Conducted by VISEN Pharmaceuticals.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Oncology All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

TransCon Positioned to Transform Cancer Therapy TransCon systemic and intratumoral technologies designed to enhance anti-tumor effects by Providing sustained modulation of tumor microenvironments Activating cytotoxic immune cells Tumor cells Immune-suppressing cells Cytotoxic T cells and other cancer fighters Cold Tumor Hot Tumor No Tumor X Applicable for diverse drug classes and mechanisms of action; opportunity for combination approaches

TransCon Technology: Sustained Localized Release



Unmodified parent drug (active)
Receptor
Prodrug (inactive)
Renal clearance
TransCon hydrogel carrier
TransCon linker
Parent drug (inactive)
Linker cleavage dependent on pH and temperature

Parent drug is transiently bound to TransCon linker-hydrogel carrier, which inactivates, shields parent drug and prevents clearance

Following injection, the linker is designed to autocleave at a specific rate to predictably release unmodified parent drug

Designed to provide sustained high local drug levels with low systemic exposure; hydrogel degrades into small polymers that are renally cleared

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TransCon IT: Potential Paradigm Shift in Intratumoral Delivery TransCon Intratumoral (IT) addresses the problems of conventional IT administration including rapid clearance from the tumor, high systemic exposure and toxicity Data on file. TransCon IT is designed to stay in the tumor and slowly release the drug ensuring high tumor drug concentration and low systemic exposure Systemic concentration of released drug Tumor concentration of released drug Single TransCon IT Dose in Mice Concentration (ng/mL ± SD)

Two Near-term Clinical Candidates – Potential to Address All Steps of the Immunity Cycle



TransCon IL-2 β/γ
TransCon TLR7/8 Agonist
TransCon IL-2 β/γ
TransCon TLR7/8 Agonist
1 Release of cancer cell antigens
2 Cancer antigen presentation
3 T-cell and NK cell expansion, priming and activation
4 Trafficking of immune cells to tumors
5 Infiltration of immune cells into tumors
6 Recognition of cancer cells by T cells and NK cells
7 Killing of cancer cells
Lymph Node
Blood Vessels
Tumor Microenvironment

TransCon TLR7/8 Agonist for IT delivery and enhanced tumor-antigen presentation

Designed to enhance antigen presentation and, thereby, promote activation of cytotoxic immune cells (IND filed)

TransCon IL-2 β/γ for systemic activation of tumor-antigen specific cytotoxic cells

Designed to aid T cell and NK cell expansion and infiltration of immune cells into tumors (IND or similar planned for Q3 2021)

Additional TransCon Candidates

One IND or similar filing each year for new TransCon candidates with the potential to affect all steps in the immunity cycle

Combination approaches enable impact on all critical steps of anti-tumor response

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

33

TransCon TLR7/8 Agonist TransCon TLR7/8 Agonist All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

Efficacy Each injection designed to provide sustained exposure in the tumor for months to enhance immune activation Reduce risk of reaching super-high “ablative”, non-immunogenic levels Safety Low systemic toxicity expected to reduce dose-limiting adverse events Infrequent dosing designed to improve practicality and reduce injection-related complications Broad application Essentially all solid tumors are accessible for injection Opportunity for TransCon TLR7/8 Agonist in Solid Tumors Designed for IT, sustained release with minimal systemic exposure aiming for superior efficacy TransCon TLR7/8 Agonist

Phase 1/2 Dose Escalation and Dose Expansion Study of TransCon TLR7/8 Agonist Alone or in Combination with CPI MTD = Maximum Tolerated Dose; ORR = Overall Response Rate using RECIST 1.1. Dose Escalation (“3 + 3” Design) Dose Expansion Part 1: Monotherapy Any solid tumor, any line Part 2: Combination with CPI Indications with known CPI activity Part 3: Combination with CPI Multiple indication-specific cohorts at Recommended Ph2 Dose (RP2D) Objectives: Safety and tolerability; define MTD and RP2D Pharmacokinetics / pharmacodynamics (PK/PD) Preliminary anti-tumor efficacy (ORR, duration of and time to response)

Initial Indication Selection Based on Strong Scientific Rationale to Focus on HPV-associated Cancers HPV-associated: HNSSC, anal, vulvar, penile, vaginal and cervical cancer Melanoma Merkel cell carcinoma Squamous cell carcinoma Gastric cancer Esophageal cancer Hepatocellular carcinoma Non-small cell lung cancer MSI-H/dMMR solid tumors (CRC, endometrial, etc.) TMB-H solid tumors Triple-negative breast cancer Renal cell carcinoma Urothelial carcinoma

TransCon TLR7/8 Agonist: Aiming to Transform How Cancer is Treated

- TransCon technology offers a new treatment paradigm for IT sustained delivery with potential for superior efficacy and safety
  - Single IT dose provides exposure for weeks/months
  - Low systemic exposure, well tolerated in mice and non-human primates (NHP)
  - Complete tumor regressions, including abscopal effects and immunological memory against re-challenge observed in mouse tumor models
  - Sustained IT release expected to enable superior efficacy
- IND filed December 2020
- Focus on HPV-associated tumors as first indications
- Initiation of CPI combo dose escalation expected Q2 2021
- Initial results for monotherapy dose escalation expected Q4 2021

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All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.
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TransCon IL-2 b/g TransCon IL-2 b/g All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

TransCon IL-2 β/γ: Optimized β/γ Bias, Potency and PK

Variant	β/γ Bias	Potency Reduction[1]
IL-2	No	n/a
IL-2 β/γ 5 kDa	Yes	~4-fold
IL-2 β/γ 10 kDa	Yes	~6-fold
IL-2 β/γ 30 kDa	Yes	~20-fold



Optimizing IL-2 β/γ bias and potency through permanent PEGylation


$T_{1/2}$ ~32 h[2]
Free IL-2 β/γ (ng/mL)
100
10
1
0.1
0
48
96
144
192
240
288
Time (h)



TransCon technology provides low C_{max} and prolonged exposure

Independently optimized receptor bias and potency as well as pharmacokinetics, to create a potentially best-in-class IL-2 product

*Data on file. [1]Potency determined in HH cell-based assay expressing IL-2R β/γ.
[2]NHP Study Dose: 0.1 mg/kg.

40

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Robust Increase in Absolute Lymphocyte Count with Minimal Eosinophil Expansion in NHP

TransCon IL-2 β/γ[1] (Single Dose on Day 1)


Absolute Lymphocyte Count/µL
150000
100000
50000
0
-5
0
5
10
15
20
Study Day
0.1 mg/kg
0.3 mg/kg
IL-5 (pg/ml)
300
200
100
0
5
10
Note: Samples < 2.44 (LLOQ) marked as 0
Study Day
Eosinophil Count/µL
4000
3000
2000
1000
IL-6 (pg/ml)
50
Doses are indicated as mg/kg; average animal weight 3.13 kg (2.46 – 3.69 kg)

- Mean ~27-fold increase in Absolute Lymphocyte Count
- Minimal impact on eosinophils
- No capillary leak syndrome observed up to 0.9 mg/kg
- *In vivo* proliferation responses remain dose dependent up to 0.3 mg/kg

Single dose supporting Q3W dosing; minimal effect on eosinophils, minimal IL-5 and IL-6 levels suggests low risk of vascular leak syndrome syndrome[3,4]

Q3W = every 3 weeks.
[1]Data on file. [2]Rosen D, et al. AACR annual meeting. 2020; Poster 4507.
[3]Rand, et al. *J Clin Invest.* 1991; 88: 825. [4]Van Haelst Pisani C, et al. *Blood.* 1991;78:1538.

41

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.
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Potent CD8+ T Cell and NK Cell Peripheral Expansion and Activation in NHP


Fold Change*
% Ki67+
CD8+ T cells
NK cells
CD8 Fold Change
NK Fold Change
% Ki67+ of CD8 T cells
% Ki67+ of NK cells
0.1 mg/kg
0.3 mg/kg
Study Day

- Mean ~17-fold expansion of CD8+ T cells
- Mean ~25-fold expansion of NK cells
- Almost 100% of cells expressing Ki67 activation marker

Expansion and activation of cytotoxic lymphocyte subsets observed following a single dose of TransCon IL-2 β/γ

*Fold change using cell counts derived from hematology lymphocyte counts and flow cytometry-based frequencies within lymphocytes.
Data on file.

42

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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TransCon IL-2 β/γ Expands Ratios of CD8⁺ T Cells and NK Cells Over Treg Cells in NHP

Fold change of cell ratios


CD8+ T cell / Treg Ratio
8
6
4
2
0
0.1 mg/kg
0.3 mg/kg
-5
0
5
10
15
Study Day


NK cell / Treg Ratio
10
8
6
4
2
0
0.1 mg/kg
0.3 mg/kg
-5
0
5
10
15
Study Day

- Mean ~5-fold increase of CD8⁺ T cell / Treg ratio
- Mean ~7-fold expansion of NK cell / Treg ratio

A single dose of TransCon IL-2 β/γ resulted in durable and robust increases in the ratios of CD8⁺ T cells and NK cells over Treg cells in NHP

43

Data on file.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Evaluation of Immune Memory and Potential Cross-immunity Following TransCon IL-2 β/γ plus TransCon TLR7/8 Agonist

Syngeneic CT26 tumor model (colon-derived tumor line)

Treatment with TransCon IL-2 β/γ + TransCon TLR7/8 Agonist

→

Re-challenge of complete responders with CT26

- 73 days after initial treatment
- No additional treatment

→

Challenge of complete responders with different tumor type, EMT6 (mammary-derived)

- 28 days after CT26 re-challenge
- No additional treatment

44

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TransCon IL-2 β/γ Plus TransCon TLR7/8 Agonist Resulted in Durable Complete Tumor Regressions in the CT26 Tumor Model



Buffer control
Absolute tumor volume (mm³)
4000
3000
2000
1000
0
0
10
20
30
40
50
60
70
Days of treatment



TransCon IL-2 β/γ (3 doses) +
TransCon TLR7/8 Agonist (single dose)
Absolute tumor volume (mm³)
4000
3000
2000
1000
0
6/8 Complete responses (CR)
0
10
20
30
40
50
60
70
Days of treatment

The immune activating mechanism of action of TransCon IL-2 β/γ plus TransCon TLR7/8 Agonist and complete responses suggests potential for anti-tumor immune memory

45 Data on file.

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

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Protection against initial tumor and a new tumor type, suggesting potent anti-tumor memory and cross-reactive anti-tumor immunity Potent Immune Memory and Cross-Reactive Anti-Tumor Response Against a New Tumor Type Data on file. CT26 re-challenge of CRs (colon-derived tumor line) EMT6 challenge of CRs (mammary-derived tumor line) 6/6 CRs 6/6 CRs

Potential Paradigm Shift in How Cancer is Treated

- Building a pipeline using TransCon technologies that may enable a new treatment paradigm building upon well-known biology
- Two product candidates demonstrating potentially best-in-class properties
  - TransCon TLR7/8 Agonist designed for IT, long-term sustained release for superior efficacy with minimal systemic adverse events; IND filed
  - TransCon IL-2 β/γ designed for optimized IL-2Rβ/γ bias and potency, combined with low C_{max} and long exposure; IND or similar planned for Q3 2021
  - Combination resulted in potent anti-tumor responses and immunological memory, including cross-immunity against a new tumor type
- Building diversified pipeline through one IND or similar filing each year for new TransCon product candidates with the potential to affect all steps in the immunity cycle

47
All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.
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Global Commercial Strategy – Multiple Approaches

- Establishing global commercial presence to deliver potential best-in-class TransCon product candidates to address patients' unmet medical needs
- Laying groundwork for successful future endocrinology rare disease launches
- US commercial organization in place for potential launch of TransCon hGH in pediatric GHD
- Preparing for commercialization in Europe
  - Building integrated organization in select countries for potential TransCon hGH MAA approval in Q4 2021
  - Evaluating established distribution channels in other countries
- Establishing global commercial presence through partners with local expertise and infrastructure
  - Collaborating with VISEN Pharmaceuticals for Greater China
  - Partner in Japan and South Korea when appropriate
  - Serve patients in ROW through established sales and distribution systems

48
All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.
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VISEN Pharmaceuticals

- VISEN was formed in 2018 to develop, manufacture, and commercialize TransCon endocrinology rare disease product candidates in Greater China, the second largest pharmaceutical market
  - VISEN responsible for development, manufacturing and commercialization in Greater China
  - Supports integration of Ascendis global clinical development and commercialization strategies
  - In Series A financing, Vivo and Sofinnova invested $40 million, and Ascendis contributed rights to TransCon hGH, TransCon PTH and TransCon CNP for 50% equity ownership
- VISEN closed Series B equity financing on January 8, 2021
  - Raised a total of $150 million from new and existing investors; Ascendis participated with a $12.5 million investment
  - Ascendis now owns ~44% of issued and outstanding shares
- Following closing of the Series B financing, Ascendis has an additional board seat:
  - Michael Wolff Jensen, Chairman, Senior Vice President and Chief Legal Officer of Ascendis, became a member of VISEN's board and serves as Chairman
  - Jan Mikkelsen, CEO of Ascendis will continue to serve on the VISEN board

49
All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

ascendis pharma

Selected 2021 Expected Key Milestones

Q1 2021	Q2 2021	Q3 2021	Q4 2021
Closed investment in VISEN	FDA approval of BLA	US commercial launch	EC approval of MAA
	File CTN for Japanese adult HP phase 3	Submit IND or similar	Top-line phase 3 results (North America and EU) adult HP
	Initiate CPI combo dose escalation		Clinical program update
			Initial results for monotherapy dose escalation

- TransCon hGH
- TransCon PTH
- TransCon CNP
- TransCon IL-2 β/γ
- TransCon TLR7/8 Agonist

50

All product candidates are investigational. For investor communication only. Not for use in promotion or product commercialisation.

ascendis pharma